UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              Key Technology, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   493143 10 1
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [x]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493143 10 1


Item 1:           Name of reporting person:

                  James A. Frank

Item 2:           Check the appropriate box if a member of a group:

                  (a) [ ]
                  (b) [ ]

Item 3:           SEC use only:

Item 4:           Citizenship or place of organization:

                  United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:           Sole voting power:

                  100,000

Item 6:           Shared voting power:

                  0

Item 7:           Sole dispositive power:

                  100,000

Item 8:           Shared dispositive power:

                  0

Item 9:           Aggregate amount beneficially owned by each reporting person:

                  100,000

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

                  N/A

Item 11:          Percent of class represented by amount in row 9:

                  2.0%

Item 12:          Type of reporting person:

                  IN

Item 1(a)         Name of Issuer:

                  Key Technology, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  150 Avery Street
                  Walla Walla, WA 99362

Item 2(a)         Name of Person Filing:

                  James A. Frank

Item 2(b)         Address of Principal Business Office, or, if none, Residence:

                  PO Box 6527
                  Santa Barbara, CA 93160

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  493143 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4            Ownership.

                  The following information is as of December 31, 2003:

                  (a) Amount Beneficially Owned:

                           100,000 shares

                  (b) Percent of Class:

                           The shares represent 2.0 percent of the class

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote: 100,000

                           (ii) Shared power to vote or to direct the vote: 0

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 100,000

                           (iv) Shared power to dispose or to direct the
                                disposition of: 0

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [x]

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10  Certification:

                  Not applicable


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                     February 10, 2004


                                                     /s/  James A. Frank
                                                     ---------------------
                                                     James A. Frank


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)